Super Group (SGHC) Ltd

Bordeaux Court, Les Echelons

St. Peter Port, Guernsey, GY11AR

October 27, 2021

Division of Corporation Finance

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Super Group (SGHC) Ltd

Registration Statement on Form F-4

Filed on September 9, 2021

File No. 333-259395

Ladies and Gentlemen:

Set forth below are the responses of Super Group (SGHC) Ltd (the “Company,” “Super Group,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated October 7, 2021, with respect to the Registration Statement on Form F-4 filed with the Commission on September 9, 2021, File No. 333-259395 (such Registration Statement, the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement, unless otherwise specified.

Registration Statement on Form F-4

Letter to Stockholders

1.

Here, on the prospectus cover, in your prospectus summary, and elsewhere, as applicable, please clarify the maximum aggregate cash consideration payable to the Pre-Closing Holders pursuant to the Repurchase. Please also disclose the earnout consideration.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 2 and 16 in addition to the prospectus cover, to note that the maximum number of shares that can be repurchased by the Company pursuant to the Repurchase, is 50,171,438, each of which will be repurchased for $10 per share, for a maximum aggregate cash consideration of $501,714,380. The earnout consideration will consist solely of shares of the Company, with a maximum aggregate number of earnout shares issuable to the Pre-Closing Holders of 48,314,251. As to the earnout consideration, the earnout shares will become issuable in three tranches upon the satisfaction of the triggering event applicable to such tranche, with a maximum of 12,078,559 shares being issuable upon satisfaction of the first triggering event, 12,078,559 issuable upon satisfaction of the second triggering event, and 24,157,133 issuable upon satisfaction of the third triggering event.

Securities and Exchange Commission

October 27, 2021

Summary of the Proxy Statement/Prospectus, page 13

2.	Please include in this section the disclosure required by Item 3(b) of Form F-4 with respect to SGHC. In addition, provide disclosure required by Item 3(i) of Form F-4.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 13 to note that the Company is a leading global online sports betting and gaming operator. Super Group’s mission is to responsibly provide first-class entertainment to the worldwide online betting and gaming community. Super Group’s global online sports betting and casino gaming services are delivered to customers by way of two primary product offerings: (i) Betway, a single-brand premier online sports betting offering, and (ii) Spin, a multi-brand online casino offering. See “Business of Super Group — Overview”.

The Company has also added disclosure on page 14 to note that the U.K. City Code on Takeovers and Mergers (the “Takeover Code”), applies, among other things, to an offer for a company whose registered office is in the Channel Islands even those whose securities are not admitted to trading on a regulated market or a multilateral trading facility in the United Kingdom or any stock exchange in the Channel Islands or the Isle of Man, if (i) the company, having regard to the residency of our directors, is considered by the Panel on Takeovers and Mergers (the “Takeover Panel”), to have its place of central management and control in the United Kingdom or the Channel Islands or the Isle of Man. This is known as the “residency test”; and (ii) dealings and/or prices at which persons were willing to deal in any of the securities of the company have been published on a regular basis for a continuous period of at least six months. The test for central management and control under the Takeover Code is different from that used by the UK and Guernsey tax authorities. Under the Takeover Code, the Takeover Panel will determine whether for the purposes of the Takeover Code we have our place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man by looking at various factors, including the structure of our board of directors and where they are resident.

NewCo will not be subject to the Takeover Code upon the Closing, but is likely after the expiry of six months of the Closing to become subject to the Takeover Code unless the majority of our directors reside outside the UK, Channel Islands or Isle of Man. Based upon our current and intended plans for our directors, for the purposes of the Takeover Code, we anticipate that the residency test will not be met before the expiry of six months from Completion. Therefore, the Takeover Code should not apply to us. NewCo may in the future become subject to the Takeover Code in the event of other changes in the board’s composition, changes to the Takeover Code or other relevant change of circumstances.

3.

Please add a footnote to the table on page 33 to provide the market value of the securities of SEAC (on an historical basis) as of the date preceding public announcement of the proposed transaction. Refer to Item 3(g) of Form S-4.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 36.

Equity Ownership Upon Closing , page 18

4.	Please revise your disclosure regarding the ownership of the post-combination company to:

•	offer at least one additional redemption scenario in between those you currently present;

•	show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders; and

Securities and Exchange Commission

October 27, 2021

•

disclose the Founders’ total potential ownership interest assuming exercise and conversion of all dilutive securities. In this regard, we note that you exclude the shares underlying the SEAC Warrants and the Earnout Shares when calculating these percentages.

Please make conforming revisions throughout your filing, including your prospectus cover where you only disclose the ownership interests of SEAC public stockholders.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the prospectus cover and pages 2, 5, 16, 30, 33, 34, 81, 109, 110, 111, 132, 182, 183 and 231-245.

Risk Factors, page 34

5.

Please highlight the risk that the Sponsor will benefit from the completion of the Business Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 80.

6.

Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has added disclosure on pages 91 and 92 to clarify that unaffiliated investors are subject to certain material risks as a result of the Company going public through a merger rather than through an underwritten offering.

Our stockholders will experience immediate dilution..., page 93

7.

Here, or in a separate discussion in the filing, please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by the Founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Securities and Exchange Commission

October 27, 2021

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 96.

8.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Here, or in a separate section in the filing, revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 8, 80 and 81.

Record Date; Persons Entitled to Vote, page 99

9.

We note your disclosure that in addition to the shares held by the Founders, SEAC needs 16,875,001 or approximately 37.5% of the 45,000,000 outstanding public shares to be voted in favor of the Business Combination (assuming all outstanding public shares are voted) in order to have it approved. Please provide comparable disclosure assuming only a valid quorum is established.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 103.

Redemption Rights, page 101

10.

Please update this section to quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders, assuming maximum redemptions, and identify any material resulting risks.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 106.

The Business Combination Proposal, page 105

11.	Please include a more robust discussion of the regulatory approvals necessary to complete the Business Combination.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has added disclosure on page 133 to describe that the Company is required to obtain the approval of (i) the Great Britain Gaming Commission (“GBGC”) and (ii) the Malta Gaming Authority, in each case approving an internal reorganization that occurred on October 8, 2020 when SGHC acquired Pindus Holdings Limited, which resulted in a change of control of subsidiaries of the Company that are licensed in those jurisdictions that occurred prior to the transactions contemplated by the BCA. Both of these approvals have been obtained by the Company, so this requirement has been satisfied.

The Business Combination, as contemplated by the BCA, does not require prior approval from the GBGC; however, as part of the Reorganization, NewCo will be inserted between SGHC and its existing shareholders which will amount to a change of control as defined within British gambling laws. This will constitute the only change of control, relevant to the GBGC licenses, resulting from the Business Combination. While approval of this change of control is not needed in advance of it occurring, prior approval was sought from the GBGC on May 14, 2021. For the avoidance of doubt, such approval is not needed for Closing.

Securities and Exchange Commission

October 27, 2021

Further to the above, the BCA requires that the following regulatory actions shall not have occurred prior to Closing: (i) the GBGC indicates that it is “minded to refuse” the change of control application filed in connection with the transactions contemplated by the BCA; (ii) the GBGC indicates that it is “minded to commence” a review of the Company under certain provisions of the UK Gambling Act of 2005 in the event the transactions contemplated by the BCA close; (iii) the MGA indicates that it “manifests a clear intention to refuse” the change of control application to be filed in connection with the transactions contemplated by the BCA; or (iv) the MGA indicates that it is likely to commence a compliance review under certain sections of the Malta Gaming Compliance and Enforcement Regulations. At this time, the MGA has been provided with the detail of the Business Combination, and the transactions contemplated by the BCA, and has to date not given any indication of an intention to refuse such change of control, nor that it intends to open any investigation. Furthermore, the Company has not received any indication from the GBGC that the GBGC application will not be approved or that the GBGC intends to open an investigation.

Background of the Business Combination, page 109

12.

SEAC’s current charter waives the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted SEAC’s search for an acquisition target. In addition, please revise this section to include any discussions with SGHC and Mr. Burns relating to the waiver of the corporate opportunities doctrine that you indicate will be included in NewCo’s charter upon consummation of the Business Combination.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 125. The Company supplementally advises the Staff that disclosure has been added to page 120 regarding restrictions on Mr. Grubman’s and Mr. Collins’ participation in the gaming industry. However, SEAC did not specifically discuss the waiver of the corporate opportunities doctrine in NewCo’s charter.

13.

We note your disclosure that SEAC considered 90 potential business combination targets in the sports and entertainment sectors and ultimately entered into NDAs with five potential targets. Please discuss in greater detail the extent of the engagements with those five potential targets, the reasons SEAC believed SGHC was the most attractive target, and the factors considered in dismissing the other alternative candidates considered.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 113 and 114.

14.

We note your disclosure that SEAC engaged Goldman Sachs and PJT to provide financial advice on targeting and lead generation generally, and to assist with SEAC’s preparation of financial models in connection with its evaluation of potential targets. Please tell us whether these financial advisors delivered any reports to SEAC’s board that were materially related to the transaction.

RESPONSE:    The Company supplementally advises the Staff that Goldman Sachs and PJT were engaged by SEAC to provide financial advisory services. In the course of that engagement, as already highlighted in the “Background of the Business Combination” section, at the direction of SEAC, Goldman Sachs and PJT reviewed with the SEAC Board certain publicly available benchmarking information and other information at the meetings of the SEAC Board on January 29, 2021, March 30, 2021 and April 20, 2021. (See pages 118, 121, 122 and 123 in the “Background of the Business Combination.”) GS and PJT did not, however, deliver to the SEAC Board any reports or opinions that were materially related to the transaction.

Securities and Exchange Commission

October 27, 2021

15.

We note that starting December 31, 2020, the parties exchanged a number of term sheets and proposals which culminated in an executed term sheet on January 29, 2021. Please revise the respective discussions to discuss the material terms of the exchanged term sheets, proposals or any feedback or negotiations related thereto in greater detail. Please also revise to provide more detail regarding the negotiation of material terms of the transaction and ancillary agreements that occurred after the term sheet was executed, including, but not limited to, the type and breakdown of consideration to be paid to the SGHC sellers, the earnout shares, the financial projections and any discussions relating to the assumptions underlying such projections, the director nomination rights and board composition, the amendment to the SEAC warrants, and the other ancillary agreements. In this regard, we note that the included summaries are brief and do not present a clear understanding of how the parties negotiated the material terms of the proposed business combination. In your revised disclosure, explain the reason and significance of the issues and terms discussed, each party’s position on such issues, and how you reached agreement on the final terms.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 115, 117, 118, 120, 121, 126 and 127.

16.

We note that SEAC engaged in an extended period of due diligence from January 31, 2021 through April 21, 2021. Please disclose if and how that due diligence effort impacted the terms of the transaction.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 119.

The Board’s Reasons for the Approval of the Business Combination, page 117

17.

Please revise your disclosure in this section to state with more specificity how certain of these factors supported the board’s decision to recommend approval of the business combination. For example, it’s unclear what metrics in particular the board considered when benchmarking SGHC’s performance and whether those peer companies were the same companies used in the comparable companies analysis discussed on page 122.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 124.

Certain Forecasted Financial Information for the Company, page 119

18.

We note the investor presentation that was included in the 8-K SEAC filed on April 26, 2021. We note the presentation includes a similar comparable company analysis to the analysis discussed on page 122 and also includes additional analyses related to SGHC’ financial profile and valuation. Please tell us whether the analyses contained in the investor presentation are different from the analyses included in your filing. If so, please include such analyses in your filing, explain the material differences, and clarify whether the Board considered the additional analyses in recommending that the SEAC shareholders approve the transaction.

RESPONSE:    The Company respectfully advises the Staff that the analyses contained in the investor presentation that was included in the 8-K SEAC filed on April 26, 2021 are the same as the analyses included in the registration statement.

Securities and Exchange Commission

October 27, 2021

19.	Please quantify the underlying assumptions made by SGHC’s management in preparing these projections that are discussed on pages 120-121.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 126 and 127 to describe the underlying key assumptions made by SGHC’s management in preparing these projections.

We supplementally advise the Staff that it is the Company’s intent to provide transparent information on both historical and anticipated economic performance in order to promote effective investor decision-making. We would like to note that the revenues projections were based upon a complicated, actuarial model that incorporates a large number of data points and captures 40 separate income statements and variations on each of these 40 income statements, which are practically difficult to quantify in a single document. In addition, the assumptions underlying the financial model are derived from the proprietary data and experience of the Company, where such disclosure would prejudice the Company’s competitive position within the markets in which it operates. Therefore, given the number of complex assumptions, as well as the competitively sensitive nature of the details, we sincerely hope that the revised disclosure is satisfactory to the Commission.

Interests of SEAC’s Directors and Officers in the Business Combination, page 124

20.	Please revise your disclosure here and elsewhere in your filing, as applicable, to include:

•	the market value of the SEAC private placement warrants currently owned by the Sponsor, PJT Holdings, and any other Founders;

•	the value of the out of pocket expenses incurred by the Sponsor, directors, officers and their affiliates that are subject to reimbursement;

•

the approximate value of Sponsor’s and any other Founder’s ownership interest in NewCo assuming the completion of the business combination and based on the transaction value of the business combination as compared to the price paid by Sponsor and any other Founder for its ownership interest in SEAC; and

•	clarify whether the Sponsor can earn a positive rate of return on its investment, even if other SEAC shareholders experience a negative rate of return in the post-business combination company.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 25, 79, 80, 131 and 132.

21.	Please include comparable disclosure for the directors and executive officers of SGHC. Refer to Item 18(a)(5)(i) of Form F-4.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 26, 80, 132 and 133.

Securities and Exchange Commission

October 27, 2021

Tax Consequences of the Merger to U.S. Holders, page 130

22.

We note your disclosure that the Merger “should” qualify as a transaction described in Section 351 of the Internal Revenue Code and therefore no gain or loss will be recognized by a U.S. Holder that owns only shares of SEAC Class A Shares and that exchanges such shares for NewCo Ordinary Shares pursuant to the Merger. Please disclose the reasons why counsel is not able to give a firm opinion. In addition, please tell us why counsel cannot similarly issue a “should” or “more likely than not” opinion regarding the tax treatment of the Merger as a transaction qualifying as a Reorganization and related consequences for holders of SEAC public warrants. Lastly, please remove language stating that this section covers “certain” tax consequences or that this is a “discussion” or “summary.” Refer to Section III of Staff Legal Bulletin 19.

RESPONSE:    The Company respectfully advises the Staff that the Registration Statement has been revised at pages 85 and 139 to explain that a “will” opinion cannot be provided by the Company’s counsel or SEAC’s counsel on the qualification of the Merger as an exchange described by Section 351 of the Code, for the reasons described in the amended Registration Statement including a lack of clarity in the applicable legal authorities. In general, the qualification of the Merger as a Reorganization is not significant to holders of SEAC Class A Shares who can achieve tax-free treatment on the exchange of their shares for shares of the resulting company under Section 351 of the Code, but is relevant to holders who exchange their warrants of SEAC for warrants of the resulting company. However, as described in the amended Registration Statement on pages 85 and 139, neither the Company’s counsel nor SEAC’s counsel can provide an opinion regarding the tax treatment of the Merger as a Reorganization, due to significant factual and legal uncertainties regarding whether the “historic line of business” requirements of Treasury regulations Section 1.368-1(d) will be satisfied. Lastly, in response to the Staff’s comment, the amended Registration Statement has been revised to remove language stating that the “Tax Consequences of the Merger to U.S. Holders” section covers “certain” tax consequences or is a “discussion” or “summary”.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 176

23.	Please revise to also disclose pro forma profit or loss for the year ended December 31, 2020 assuming no redemptions and maximum redemptions.

RESPONSE:    The Company respectfully advises the Staff that the table on pages 182 and 183 has been updated to include the pro forma profit or loss.

Information About Management, Directors and Nominees Board Composition, page 179

24.	Please disclose whether the Sponsor and the Sellers, including Knutsson Ltd., will continue to have director nomination rights after NewCo’s directors are appointed at Closing.

RESPONSE:    The Company respectfully advises the Staff that following the Closing, no parties will have contractual director nomination rights.

SEAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Warrant Liabilities, page 197

25.

Given that SEAC prepares its financial statements in accordance with US GAAP, please explain why it is accounting for its warrants in accordance with IAS 32 as indicated in the first paragraph on page 197. Please advise or revise as appropriate.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 203.

Securities and Exchange Commission

October 27, 2021

SGHC’s Opportunity and Large and Expanding Total Addressable Market, page 200

26.

Please revise this section and other applicable disclosure to more clearly describe the assumptions relating to SGHC’s total addressable market and related expansion plans, the current status of pending regulatory approvals and licenses, and general timing for receipt of such approvals. For example:

•

You disclose that “the Company holds licenses in 22 jurisdictions, excluding up to 10 jurisdictions in which DGC USA has obtained initial agreed market access deals in the United States, and is currently applying for or negotiating licenses in other states and jurisdictions,” but it is not clear (i) whether those licenses include both online casino gaming and online sports betting, (ii) what specifically “market access” entails, or (iii) the status of approvals and jurisdictions where the company is currently in the process of applying for or negotiating additional licenses;

•

You disclose that “as of June 30, 2021, the Betway brand (operated by licensee, DGC USA) is live in Colorado, Indiana and Pennsylvania and work is underway for Betway to go live in both Iowa and New Jersey by the end of the third quarter of 2021. An agreement is also in place for the provision of an additional casino brand in Pennsylvania,” but it is not clear in which five other jurisdictions DGC USA has “market access”;

•

You disclose that “management believes that incremental legalization and regulation of online casino and sports wagering, derived from governments’ desire to protect consumers and increase tax revenues, will create global opportunities for the company to expand into newly regulated markets worldwide,” but the timing for this expansion and market penetration is not clear; and

•

You disclose that the valuation discussions between SEAC and SGHC involved accounting for additional value for SGHC’s opportunity to enter the U.S. market and that SEAC’s board considered SGHC’s large TAM and significant growth opportunity in both the United States and internationally as a positive factor in approving the Business Combination, but it is not clear which specific jurisdictions were contemplated or the approximate timeline for receiving approval and entering those markets.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 206, 207, 226 and 248. There are now 11 market access arrangements because DGC USA has obtained market access in Arizona. The Company respectfully advises that (i) the licenses include both online casino gaming and online sports betting with respect to Company licenses in 22 jurisdictions and the initial 11 market access arrangements with DGC USA; (ii) “market access” is a commercial agreement through which DGC USA leases a license from a land-based operator to satisfy the legal requirement that any online operation must be tethered to a land-based operation; (iii) the current status is that DGC USA is live in 5 of the initial 11 market access arrangements, i.e. New Jersey, Pennsylvania, Indiana, Iowa and Colorado. Currently, the Company has no specific timeline for receipt of approvals from the remaining 6 states, i.e. Arizona, Ohio, Kansas, Louisiana, Mississippi and Missouri, as well as other potential markets beyond the initial 11 market access arrangements; and (iv) with respect to the valuation discussions between SEAC and SGHC, the Company respectfully advises that entry into the U.S. market and significant growth opportunity internationally were considered by the SEAC Board as positive qualitative factors, but SEAC’s Board did not rely on projections of SGHC’s U.S. or global expansion in considering valuations. Regarding U.S. expansion, the SEAC Board considered the expanded total addressable market that the U.S. entry would offer, Mr. Grubman’s and Mr. Collins’ abilities to bring potential value to the company in a U.S. market, and also the inherent uncertainty of the expansion case in that it was dependent on anticipated regulatory changes as well as the completion of the DGC acquisition.

Securities and Exchange Commission

October 27, 2021

Partnerships, Suppliers and Strategic Collaborations

Relationship with Apricot, page 211

27.

Please disclose the term and termination provisions for each of SGHC’s agreements with Apricot. Please file the agreements as exhibits to the registration statement, or tell us why you are not required to do so. Refer to Item 21(a) of Form F-4 and Item 601 of Regulation S-K.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 217, 218 and 219 of the registration statement to disclose the term and termination provisions for each of its agreements with Apricot and various of its subsidiaries. The Company respectfully advises the Staff that no single agreement of SGHC’s several agreements with Apricot is material to the Company as a whole and the Group is not substantially dependent on any one of the Apricot agreements. These software and service agreements have been entered into through separate negotiations in the ordinary course of business conducted by the Company and its subsidiaries. Though these agreements, collectively, are material and important to the day-to-day operation of SGHC, the terms of each of the agreements protect the Company from any attempt by Apricot to control or influence its business (by threat of termination or otherwise). The Company also respectfully notes that disclosure of the financial terms of these contracts will cause competitive harm to both the Company and Apricot due to the highly confidential and sensitive nature of such information. The initial term of these agreements is at least nine years and the earliest that any of them will expire (unless renewed) is December 31, 2030. All agreements, in relation to term and termination provisions are materially similar. The term and termination rights of the relevant Apricot agreements are market related and have been summarized in the registration statement. Absent a material breach by the relevant group company and a failure to remedy such breach on notice from the relevant Apricot company or in the event of market standard termination situations (such as insolvency), none of these agreements may be terminated early, except for one Jackpot services and licensing agreement which is terminable by either party on two months’ written notice, but such agreement is not material to the Company. Importantly, there are no cross-default provisions in the agreements so a breach of any one contract will not give Apricot or its subsidiaries a termination right in any other contract and the individual agreements are not dependent on each other or designed to form a single material arrangement with Apricot. They were individually negotiated and tailored to the relevant operations of the particular entity with which they were entered into. Moreover, the Company does not believe that filing these individual agreements would be meaningful or informative to investors in understanding the Company’s business, and could result in material competitive harm to the Company with respect to future negotiations of agreements with third parties. Accordingly, the Company respectfully submits that these individual agreements are not required to be filed under Item 21(a) of Form F-4 and Item 601 of Regulation S-K.

Other Partnerships, Suppliers and Strategic Collaborations, page 212

28.

Please disclose the material terms of SGHC’s agreements with its significant suppliers for sports data and content for the company’s websites and apps, any agreements with its brand partners, such as English Premier League’s West Ham United, and any agreements with land-based gaming operators upon which the company relies for entry into markets where a land-based license or partner is prerequisite for market access.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 219 and 220 to describe the Company’s agreements with SportRadar, BetGenius, Perform Content Limited and IMG. Under the terms of these agreements, third parties provide the Company with products and data such as software solutions and sports statistics.

Securities and Exchange Commission

October 27, 2021

The Company respectfully advises the Staff that none of SGHC’s agreements with its suppliers for sports data and content for the company’s websites and apps, any agreements with its brand partners, such as English Premier League’s West Ham United, and any agreements with land-based gaming operators are material on an individual basis. These agreements have been entered into in the ordinary course of business conducted by the Company and its subsidiaries and the Company’s business is not substantially dependent on any of these individual agreements. The agreements are with unrelated third parties and each negotiated on arm’s length terms.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 2 - Transaction Accounting Adjustments to unaudited pro forma condensed combined financial information, page 231

29.

Refer to footnote 2(d) - Please revise to explain how you calculated or determined the amounts of the adjustments to issued capital, foreign exchange reserve and retained profit to reflect the recapitalization transaction. Also, please explain how you calculated or determined the amounts of the cash payments to SGHC shareholders under the no redemption and maximum redemption scenarios.

RESPONSE:    The Company respectfully advises the Staff that the footnote has been updated as follows:

(a) To reflect the recapitalization of SGHC through the following steps:

•

The Pre-Closing Reorganization, through which the equity of SGHC on the assumed date of the Pre-Closing Reorganization is contributed to NewCo, which consists of all the aggregate Issued capital, Foreign exchange reserve and Retained profit in SGHC to NewCo of €270.2 million, €1.4 million and €126.1 million, respectively.

•	The issuance of NewCo Class A Shares to SGHC shareholders under each scenario as follows:

•	Assuming No Redemptions: 431,979,044 NewCo Class A Shares

•	Assuming Maximum Redemptions: 440,005,850 NewCo Class A Shares

•	Assuming Mid-point Redemptions: 432,499,996 NewCo Class A Shares

•	The issuance of cash to SGHC shareholders under each scenario as follows:

•	Assuming No Redemptions: €413.7 million

•	Assuming Maximum Redemptions: €347.1 million

•	Assuming Mid-point Redemptions: €409.4 million

The cash paid to SGHC shareholders is determined in accordance with Section 2.2(c) of the Business Combination Agreement and represents the Available Distributable Cash remaining for repurchases from Pre-Closing Holders. The potential proportion of shares subject to repurchase has been agreed in separate Repurchase Agreements with individual SGHC shareholders.

Securities and Exchange Commission

October 27, 2021

30.

Refer to footnote 2(g) - Please explain in further detail how you calculated or determined the net assets/liabilities of SEAC as of December 31, 2020 in EUR under the no redemption and maximum scenarios that were used to determine the IFRS 2 charge for listing services as it does not appear that these amounts were derived from amounts presented in the pro forma balance sheet or the financial statements of SEAC.

RESPONSE:    The Company respectfully advises the Staff that the table has been updated to explicitly reconcile the net assets of SEAC back to the balance sheet presented. Further, the following explanatory note has been added directly below the table on page 242:

1 – In the no redemption scenario, the net assets of SEAC for the purposes of the IFRS 2 calculation represent the net assets of SEAC at June 30, 2021 excluding the Warranty Liabilities as those warrants are exchanged for NewCo Warrants and therefore do not represent a liability assumed but are included in the calculation of the consideration transferred. The net assets of SEAC in the maximum redemption scenario and mid-point redemption scenario are calculated consistently with the no redemption scenario and also includes a reduction of cash totaling €124.6 million and €62.3 million, respectively, which represents the redemption of SEAC Class A Shares. See Note 2(g) and Note 2(h) directly below.

31.

Refer to footnote 2(aa) - Please revise to disclose the amount of debt repaid and the related interest rate thereon that were used to determine the pro forma adjustment to eliminate interest expense for the debt exchanged for shares.

RESPONSE:    The Company respectfully advises the Staff that footnote 2(aa) on page 243 has been updated as follows:

Reflects the elimination of interest expense related to the debt for equity swap of eight individual loans completed on June 25, 2021. At the same time of the swap, the debt had an aggregate principal balance of €203.0 million. Prior to the swap, the loan counterparties novated the loans to SGHC Shareholders in proportion to the ownership of each in SGHC. This swap of debt for equity with SGHC Shareholders is done in contemplation of the Business Combination. As the debts are no longer outstanding, the related interest expense on those loans previously recognized has been eliminated.

Beneficial Ownership of Securities, page 262

32.	Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by Knutsson Limited and Chivers Limited.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 281. The Company respectfully informs the Staff that no single individual has sole voting or investment control over the shares held by Knutsson Limited and Chivers Limited. Both Knutsson Limited and Chivers Limited are controlled by professional trustee companies whose directors have no economic interest in the Company.

The Alea Trust is the ultimate controlling shareholder of Knutsson Limited. The trustee of the Alea Trust is a corporate trustee called Ridgeway Associates Limited, which is a professional trustee company and whose professional directors change from time to time. None of the directors of Ridgeway Associates Limited, nor Ridgeway Associates Limited itself, have an economic interest in the Alea Trust nor in Knutsson Limited.

Securities and Exchange Commission

October 27, 2021

The Chivers Trust is the ultimate controlling shareholder of Chivers Limited. The trustee of the Chivers Trust is a corporate trustee called Waddle Limited, which is a professional trustee company and whose professional directors change from time to time. None of the directors at Waddle Limited, nor Waddle Limited itself, have an economic interest in the Chivers Trust nor in Chivers Limited.

Certain Relationships and Related Person Transactions, page 265

33.	Please include comparable disclosure for the directors and executive officers of SGHC. Refer to Item 18(a)(7)(iii) of Form F-4.

RESPONSE:    The Company respectfully advises the Staff that aside from standard employment agreements, there are no transactions between the directors and executive officers of SGHC on the one hand and the Company on the other. The remuneration of the directors and executive officers (excluding non-executive directors), who are the key management personnel of SGHC, is described in the financial statements. See Note 19 to SGHC’s audited consolidated financial statements.

Sports Entertainment Acquisition Corp. Financial Statements

Notes to Financial Statements for the year ended December 31, 2020

11. Fair Value Measurements, page F-23

34.

The amounts of the total fair values of the public and private warrants as of December 31, 2020 as disclosed in the table on page F-23 of $15,007,134 do not agree to the fair value of the warrants reflected in your balance sheet at this date of $45,225,000. Please reconcile and revise these disclosures.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-23.

Consolidated Financial Statements of SGHC Limited

Consolidated Statements of Profit or Loss and Other Comprehensive Income, page F-46

35.

Please tell us why you do not separately disclose cost of revenues as required under paragraph 103 of IAS 1. Please also explain why this has not been done in Lanester’s consolidated statements of profits and loss or in the pro forma statement of profit and loss on page 229 of the registration statement.

RESPONSE:    The Company respectfully advises the Staff that the Company believes that it has presented its Consolidated Statements of Profit or Loss and Other Comprehensive Income in accordance with IAS 1. The Company respectfully notes that paragraph 103 of IAS 1 provides an example of classification by function of expense on the statement of comprehensive income, and such disclosure is permissible but not mandatory. The Company notes that it believes it complies with the requirements of items to be disclosed mandatorily on the statement of profit or loss as defined in Paragraph 82 of IAS 1. The Company respectfully notes also that paragraph 99 of IAS 1 requires that “An entity shall present an analysis of expenses recognized in profit or loss using a classification based on either their nature or their function within the entity, whichever provides information that is reliable and more relevant,” but specifically such presentation can be provided in the statement of comprehensive income “or in the notes”. The Company has previously included a breakdown analysis of the direct costs and marketing costs within Note 6 to the consolidated financial statements and considers this to be appropriate, although the Company respectfully acknowledges that it could more clearly identify the costs it deemed as being cost of revenues in Note 6. As a consequence, the Company has amended Note 5 and Note 6 to the consolidated financial statements of Lanester Investments Limited and SGHC Limited, respectively to clarify the specific expenses that the Company considers to be cost of revenues.

Securities and Exchange Commission

October 27, 2021

Consolidated Statements of Cash Flows, page F-49

36.

We note that you present cash paid for deferred consideration under financing activities. Since these payments appear to have been made for acquiring businesses, please tell us why this classification is appropriate.

RESPONSE:    The Company respectfully advises the Staff that IAS 7 Statement of Cash Flows does not clearly state how deferred consideration should be classified in the Statement of Cash Flows. As the deferred consideration had payment terms of 24 months the Company believes that it is most appropriate to include any payments related to such deferred consideration that have been paid other than soon after the closing of the transactions to be in nature a loan granted by the vendor. As such, the Company has treated the payments as a financing activity as the settlement of the liability relates to a financing arrangement rather than as a means of obtaining control of the respective acquirees. Absent clear guidance in IFRS, the Company also considered relevant literature in US GAAP in its determination of the related cash flows, noting that such payments were not made within a three month period or less of the acquisition.

Notes to Consolidated Financial Statements

1. General Information and Basis of Preparation, page F-50

37.

Please separately quantify the number of shares issued in exchange for the shares of Fengari and Pelion. In addition, please tell us how the number of shares issued in the reorganization was determined and explain how it relates to the respective carry values or fair values of each entity at the date of the transactions.

RESPONSE:    The Company respectfully advises the Staff that the Company provides the following details on page F-89:

In regard to the number of shares issued in exchange for Fengari and Pelion, SGHC exchanged all existing Pindus shares with SGHC shares and issued an additional 27,276,986 shares to the existing shareholders of Fengari and Pelion in the same proportion as their existing holdings. That is, for each acquisition SGHC issued 13,638,493 for Fengari and Pelion respectively.

In regard to the determination of the number of shares issued, the number of shares issued was based on a one for one exchange of the existing number of shares in SGHC at the date of their incorporation.

In regard to how this relates to the respective carrying value or fair values of each entity at the date of the transactions, the purpose of the issuing of shares was to effect the reorganization transaction as described in note 1 to the Group’s Annual Financial Statements. The shares were not issued in relation to their carrying value or fair value, but to effect a transaction under common control to combine the three entities.

38.

Please provide us with an analysis that supports your determination that Pindus was relatively larger than Fengari and Pelion. Also, tell us how you considered the number of SGHC shares issued to each of the entities in the reorganization and their respective assets, revenues and net profits in determining the predecessor entity.

RESPONSE:    The Company respectfully advises the Staff that in assessing the combination of the businesses, as set out in Note 1 to the consolidated financial statements of SGHC Limited, the Reorganization Transactions were carried out in a manner similar to a transaction between entities under common control combining, and Fengari and Pelion were combined from the respective dates at which those two entities had a high degree of common ownership consistent with that of the Company using the ‘pooling of interests method’ of accounting. This same basis, where a high degree of common ownership was considered was taken into account in considered the accounting acquirer.

The two significant minority shareholders of SGHC, Knuttson and Chivers, each acquired a large minority stake in Betway in June and July 2018 and subsequently increased this to holding a majority stake between them on August 5, 2019.

These two Pindus shareholders then also between them acquired a large minority stake in Fengari on July 26, 2019 and increased this to a majority stake on March 12, 2020.

These share issuances were carried out with an eventual intent to combine these entities at a future date, with Pindus being the first entity within the “group”. The existence of these and other shareholders being in existence at the date of the transaction involving Fengari in July 2019 led to the Company’s conclusion, involving discussion with the Staff, that the acquisition of Fengari should be accounted for from this date.

The Company also considered the factors set out in IFRS 3.B15 and IFRS 3.B16 as follows:

•

The relative voting rights in the combined entity after the business combination. The acquirer is usually the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity, after taking due account of any unusual or special voting arrangements and options, warrants or convertible securities;

The shareholders of both Pindus and Fengari obtained a consistent shareholding in Pelion from its date of incorporation.

•

The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer is usually the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity;

This is not relevant as the two largest shareholders in Pindus between them subsequently acquired a majority of the shares in Fengari and Pelion as outlined above.

Securities and Exchange Commission

October 27, 2021

•

The composition of the governing body of the combined entity. The acquirer is usually the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity;

Pindus is the only entity with carryover board members in SGHC. Four of the entity’s 7 Directors at the date of the combination of the 3 entities originate from the Pindus Group. None of the 7 Directors came from the Fengari or Pelion businesses.

•	The composition of the senior management of the combined entity. The acquirer is usually the combining entity whose (former) management dominates the management of the combined entity;

Senior management of each of the acquired entities has remained separate, although as above, the management of the parent company, SGHC, is dominated by Pindus directors.

•

The terms of the exchange of equity interests. The acquirer is usually the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities; and

For the reasons set out in the financial statements negative goodwill arose on the acquisitions of Fengari and Pelion.

•

The acquirer is usually the combining entity whose relative size is significantly greater than that of the other combining entity or entities, whether this be measured by, for example, assets, revenues or profit.

The 2019 financial performance and position of the three businesses were as follows. The table below reflects the performance of these businesses (and their predecessors) from January 1, 2019 to December 31, 2019

€’m	Pindus	Lanester (subsequently Pelion)	Fengari (City Views prior to July 31, 2019)
Revenue	303	94	327
Profit before tax	(78)	18	65
Net assets	164	32	134

Fengari had higher revenue than Pindus. However, Pindus had larger net assets and its loss was greater in absolute terms than the profit in Fengari.

Overall we consider Pindus and Fengari to be similar in size.

We concluded since there was judgement in considering which of the entities was the larger business that it was appropriate to place greater weight on the fact that a majority of the directors of SGHC were directors of Pindus, with none of the directors of SGHC previously being directors of Fengari or Pelion, as well as on the fact that it was the two largest Pindus shareholders who acquired a majority of the shares in Fengari and Pelion subsequent to their shareholdings in Pindus. As a result of all of these factors, we consider it appropriate to treat Pindus as the accounting acquirer.

2. Accounting Policies

2.4 Revenue Recognition, page F-54

39.	Please disclose how long betting positions typically remain open and the amount of net gain/loss recognized from the positions that are open on the reporting dates.

RESPONSE:    The Company respectfully advises the Staff that online casino bets are settled within minutes on the same day; therefore, there are minimal open casino bets at year end that may be settled minutes after midnight on January 1 of the following year. In regard to open sports bets, over 95% of the wagered amounts (in both volume and value) are settled the same day or the next day. As such, there is only a small percentage of sports bets that are open for more than one day.

Securities and Exchange Commission

October 27, 2021

The amount of net gain/loss recognized from the positions that are open on the reporting dates has not been disclosed as this amount is immaterial as of December 31, 2019 and 2020.

4. Business Combinations, page F-71

40.

You state on pages F-73 and F-75 that bargain purchases arose partly from the uncertainties surrounding the renewal of short-term licensing agreements and contingent liabilities. Please tell us whether and why such uncertainties were not fully considered in determining the fair values of assets and liabilities acquired pursuant to IFRS 3.

RESPONSE:    The Company respectfully advises the Staff that uncertainties surrounding the renewal of short-term licensing agreements and contingent liabilities has been considered as follows:

Short-term licensing agreements:

The uncertainty surrounding the renewal of the Betway brand, which is short-term in nature, was fully considered in the valuation exercises for both Gazelle and Yakira, which were undertaken to determine the fair value of the acquired assets and liabilities in accordance with IFRS 3: Business Combinations. This valuation exercise was undertaken by a qualified external appraiser. This particular risk was reflected as an additional company specific risk premium (“CSRP”) within the discount rate. The CSRP was substantiated by (i) applying a probability of license renewal in conjunction with a market discount rate to sensitize the forecast, and (ii) computing a synthetic EV/EBITDA multiple using the Gordon growth formula adjusted for risk factors not faced by the Company’s peers (tax rate, country risk and the license risks).

While the uncertainty surrounding short- term licensing agreements was factored into the valuation, given the subjectivity of this, management still consider this as a potential reason why negative goodwill could have arisen and is therefore considered relevant to include in the financial statement disclosures.

Contingent liabilities:

According to IFRS 3.23, the acquirer shall recognize as of the acquisition date a contingent liability assumed in a business combination if it is a present obligation that arises from past events and its fair value can be measured reliably. No liability is recognized if the acquisition-date fair value of a contingent liability cannot be measured reliably.

The fair value of certain contingent liabilities present in City Views, Gazelle and Yakira could not be determined in accordance with IFRS 3 due to uncertainties around the amounts, as the basis of the calculations for these contingences is unclear and/or not legally defined. As a result, the fair value of the intangible assets recognized has not been adjusted for these amounts.

5. Segment Reporting, page F-76

41.

Please separately report revenues from external customers attributed to your country of domicile. In addition, separately disclose revenues from external customers attributed to an individual foreign country to the extent they are individually material. Refer to paragraph 33(a) of IFRS 8.

RESPONSE:    The Company respectfully advises the Staff that revenues from external customers attributed to the Company’s country of domicile is insignificant.

IFRS 8.33 states that if revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. As the standard does not define the term “material” for the purpose of determining whether an individual country’s revenue should be separately disclosed, the Company has utilized a threshold of 10% or more in determining whether an individual country’s revenue or assets are material for the purpose of separate disclosure. As such, the Company has amended Note 5 of the consolidated financial statements to include disclosure of the countries that exceed this 10% reporting threshold.

Securities and Exchange Commission

October 27, 2021

General

42.	In an appropriate place in your filing, please quantify the aggregate fees payable and amounts reimbursable to PJT and Goldman Sachs that are contingent on completion of the Business Combination.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 25, 80 and 132.

43.

We note your disclosure that SGHC has entered into a definitive agreement to acquire Digital Gaming Corporation Limited. Please file the agreement as an exhibit. Refer to Item 21(a) of Form F-4 and Item 601(b)(10) of Regulation S-K.

RESPONSE:    The Company respectfully advises the Staff that the definitive agreement to acquire Digital Gaming Corporation Limited (the “DGC Agreement” and the underlying acquisition, the “DGC Acquisition”) is not material from a pricing or valuation perspective. Although the entry into the U.S. market is an important part of SGHC’s long-term business plan, the DGC Acquisition is not, in and of itself, material and is simply one of various means of entering the U.S. market. If the DGC Acquisition does not close, the timing of SGHC’s entry into the U.S. markets could be affected; however, it would not impact the valuation of the Company as the Company’s valuation model is based upon its current operations only and does not take into account the contingent DGC Acquisition or the potential U.S. market entry. Furthermore, the DGC Agreement is hinged upon certain contingencies including regulatory approval in multiple jurisdictions. It is worth noting that having regard to the above facts SEAC did not require completion of the DGC Acquisition as a condition, and it is not a condition, to closing the Business Combination.

*        *        *         *        *

Securities and Exchange Commission

October 27, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Dave Peinsipp of Cooley LLP at (415) 693-2177 or Justin Stock of Cooley LLP at +44 20-7556-4260.

Very truly yours,

SUPER GROUP (SGHC) LTD

By:	/s/ Neal Menashe
Name:	Neal Menashe
Title:	Chief Executive Officer

Enclosures

cc:	Dave Peinsipp, Cooley LLP

Justin Stock, Cooley LLP

Garth Osterman, Cooley LLP

Miguel Vega, Cooley LLP

Carl Marcellino, Ropes & Gray LLP

Paul Tropp, Ropes & Gray LLP

Rachel Phillips, Ropes & Gray LLP